UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

	Commission file number	0-17122

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

CONTENTS OF REPORTS, FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES AND EXHIBITS
DECEMBER 31, 2003 AND 2002

		Page(s)
Reports of Independent Auditors
Report of Independent Registered Public Accounting Firm--		1
	WebsterRogers LLP
Report of Independent Auditors--McLain, Moise & Associates, PC		2

Financial Statements for 2003 and 2002:
Statements of Net Assets Available for Benefits		3
Statements of Changes in Net Assets Available for Benefits		4
Notes to Financial Statements		5-13

Supplemental Schedules Supporting 2003 Financial Statements:*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)		14
Schedule H, Line 4j - Reportable Transactions		15

Exhibits:
Signature		16
23.1	Consent of WebsterRogers LLP, Independent Registered	17
	Public Accounting Firm
23.2	Consent of McLain, Moise & Associates, PC, Independent	18
	Auditors

*Other Supplemental Schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

WB	WebsterRogers LLP
Certified Public Accountants • Consultants
Florence, Charleston, Myrtle Beach, Georgetown, Sumter

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statement of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/WebsterRogers LLP

Charleston, South Carolina

July 7, 2004

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

Report of Independent Auditors

The Trustees and Participants
First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statement of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Financial Holdings, Inc. Sharing Thrift Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

June 25, 2003

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,

	2003	2002

ASSETS
Investments, at fair value:
Mutual funds	$ 23,408,539	$ 15,204,176
Cash on deposit	1,062,939	1,114,496
Investments in sponsor Company:
Common stock	28,062,182	21,141,286
Certificates of deposit	5,081,014	5,521,655
Money market and other deposits	-	367,989
Participant loans	679,936	664,458

Total Investments	58,294,610	44,014,060

Receivables:
Employer contributions	363,750	1,227,744
Participants' contributions	7,331	83,338

Total Receivables	371,081	1,311,082

Total Assets	58,665,691	45,325,142

LIABILITIES
Administration and accounting fees	52,385	30,938

NET ASSETS AVAILABLE FOR BENEFITS	$ 58,613,306	$ 45,294,204

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2003	2002

Additions to net assets
attributable to:
Investment income:
Net appreciation (depreciation) in fair value
of investments	$ 9,673,990	$ (1,659,631)
Interest and dividends	1,298,075	1,218,529

Total investment income (loss)	10,972,065	(441,102)

Contributions:
Participants	2,397,056	2,066,045
Employer match	1,265,007	1,157,664
Employer profit sharing	1,424,671	1,576,391
Transfers in from other plans	324,365	-

Total contributions	5,411,099	4,800,100

Total additions	16,383,164	4,358,998

Deductions from net assets
attributable to:
Benefits and withdrawals
paid to participants	2,830,216	2,564,930
Administrative fees	233,846	87,803

Total deductions	3,064,062	2,652,733

Net increase (decrease)	13,319,102	1,706,265

Net assets available for benefits:
Beginning of year	45,294,204	43,587,939

End of year	$ 58,613,306	$ 45,294,204

See accompanying notes to financial statements

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

1.	Description of Plan

The following description of First Financial Holdings, Inc. (Company) Sharing Thrift Plan (Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), First Southeast Investor Services, Inc. (FSIS), and First Southeast Insurance Services, Inc. (Insurance Companies) and various subsidiaries of these entities. Peoples Federal Savings and Loan Association, Conway, South Carolina (Peoples Federal), a former subsidiary, was consolidated into First Federal on August 30, 2002.

Concurrent with the Company's acquisition of Johnson Insurance Associates, Inc. (Johnson) the retirement plan of Johnson merged into the Plan, and $324,000 was transferred in during 2003. Effective October 1, 2002 all Johnson employes became participants of the Plan with full credit given for prior service to Johnson.

Effective April 1, 2004 the Plan was amended to recognize the prior service of all former employees of the acquired The Kimbrell Company, Inc., The Kimbrell Company, Inc./Florida, Preferred Markets, Inc., Preferred Markets, Inc./Florida, and Atlantic Acceptance Corporation who became employees of the Company.

The Plan is administered by a Committee of Trustees (Plan Trustees) appointed by the Company's Board of Directors. The Committee contracts with outside service organizations for substantially all participant account record-keeping, administrative, trust, legal and custodial services.

	A.	General

The Plan is a defined contribution plan which covers substantially all hourly and salaried employees of the Company. Ineligible employees include those whose employment is governed by collective bargaining agreements and leased employees, with certain exceptions.

Employees may elect to make tax-deferred contributions beginning the first payroll period of the calendar quarter following one full month of service. Employees making tax-deferred contributions participate in quarterly Company matching contributions.

Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive quarterly non-elective profit sharing contributions beginning the following calendar quarter, if employed at the end of such quarter.

The Plan was amended and restated effective January 1, 2003. Significant changes are described below.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

1.	Description of Plan (continued)
	B.	Contributions

The Plan permitted eligible participants to contribute up to a maximum annual amount of $12,000 and $11,000 for 2003 and 2002. Participants age 50 and older were permitted to make catch-up contributions of $2,000 and $1,000 for 2003 and 2002. Compensation for purposes of employee and employer contributions is defined as base pay plus commissions, limited to $90,000 for loan originators and investment consultants and $200,000 for all other employees. Maximum annual participant contributions are determined and adjusted annually by the Internal Revenue Service.

During 2002 the Company quarterly matched, at the Contribution Percentages shown below, the participant's tax-deferred contributions up to 5% of the participant's defined base compensation. During 2003 the Company made quarterly matching contributions equal to a Safe Harbor Contribution of 100% of the first 3% and 50% of the next 2% of the participant deferrals, plus an additional Matching Contribution equal to the participant's deferral (limited to 5% of compensation) multiplied times the applicable quarterly Contribution Percentage (see schedule below) to the extent such Additional Matching Contribution exceeded the Safe Harbor Contribution.

			Contribution
		Return on Equity	Percentages

		Less than 4%	0%
		4% to less than 8%	25%
		8% to less than 12%	50%
		12% to less than 16%	75%
		16% or more	100%

Separate rates of return on equity are determined for two groups 1) the First Financial Group, consisting of First Financial Holdings, Inc., FSIS and the insurance companies, and 2) First Federal.

During 2002 the Company made quarterly profit sharing contributions equal to the Contribution Percentages shown above, multiplied times 6% of the participants defined compensation, without regard to the participant's election to make tax-deferred contributions. The Plan was amended effective January 2003 to provide for a discretionary Non-Elective profit sharing contribution. During the first three quarters of 2003 the Company made Non-Elective contributions equal to 6% of the participants defined compensation multiplied by the Contribution Percentages shown above. The fourth quarter Non-Elective contribution was equal to 1.5% of the participants defined compensation.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

1.	Description of Plan (continued)
	C.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

	D.	Vesting

All participant contributions and Company-matching contributions are immediately vested. The participants vest in Non-Elective profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier of death, disability or retirement at age 65 or older.

	E.	Investment Options

Participants may direct how their tax deferred contributions, rollover funds and employer Non-Elective profit sharing contributions will be invested within various investment options selected by the Plan Trustees. All participant directed funds, except investments in common stock of the sponsor Company may be redirected daily.

The Company's matching contributions are invested in common stock of the Company and cash (5% or less). Additionally, a participant's initial direction of tax-deferred, Non-Elective and prior profit sharing contributions as investments in common stock of the Company may not be liquidated or redirected, except under a one time election by the participant after attaining age 50 and ten years of qualified service.

Certificates of deposit of First Federal are the primary investments of a unitized Stable Value Fund option.

	F.	Loans Receivable from Participants

Participants may borrow from their Plan assets after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 or (2) one-half of the participant's vested account balance. Additionally, loans from funds invested in the Company's common stock are not permitted. Loans are payable in full upon default or termination of employment.

	G.	Benefits and Withdrawals
On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

1.	Description of Plan (continued)
	G.	Benefits and Withdrawals (continued)

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

2.	Summary of Accounting Policies
	A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual fund) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the closing market price on the last business day of the year. Loans receivable from participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

	C.	Payment of Benefits and Withdrawals

Benefits and withdrawals are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company, Trustees and Matrix Capital Bank Trust Services (Matrix). The Trustees and Matrix direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' permitted investment elections and certain other specified limitations.

The investment trustee maintains a unitized First Financial Holdings, Inc. Stock Fund and a unitized Stable Value Fund, for the exclusive use of the Plan, to account for the Plan's interest in the First Financial Holdings, Inc. common stock and First Federal certificates of deposit, respectively. The common stock and deposits of the Company are presented as the investments within these financial statements, due to the nature of these unitized funds. The investment trustee acquires and sells the common stock through a broker-dealer and initiates the certificates of deposit transactions directly with First Federal.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2003 and 2002:
	December 31,

	2003	2002

Mutual Funds:
Oakmark Equity & Income Fund	$ 6,435,920	$ -
Fidelity Asset Manager Fund	-	4,905,075
Fidelity Value Fund	6,607,543	4,443,366

Total	13,043,463	9,348,441

Investments in sponsor Company instruments:
Common stock	28,062,182	21,141,286
Certificates of deposit	5,081,014	5,521,655

Total	33,143,196	26,662,941

Total investments in excess of 5% of net assets	$ 46,186,659	$ 36,011,382

Certificates of deposit at December 31, 2003 consisted of amounts on deposit with the sponsor with interest rates ranging from 1.57% to 5.75%, with original maturities of fourteen months to five years, and remaining maturities seven months to five years. First Federal does not charge penalties or discounts to certificates of deposit which are redeemed by the Plan prior to the maturity dates.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

3.	Investments (continued):
The Plan's investments appreciated (depreciated) in fair value as follows:
	Net Appreciation (Depreciation) in
	Fair Value of Investments

	2003	2002

Mutual funds:
Calamos Growth & Income Fund A	$ 93,817	$ -
Dodge & Cox Stock Fund	10,466	-
Fidelity Asset Manager Fund	444,683	(594,894)
Fidelity Aggressive Growth Fund	300,168	(411,013)
Fidelity Intermediate Bond Fund	(12,202)	45,545
Fidelity Value Fund	1,561,362	(437,441)
Fidelity Freedom Income	1,504	(1,265)
Fidelity Freedom 2000	3,585	(1,599)
Fidelity Freedom 2010	72,791	(47,043)
Fidelity Freedom 2020	157,993	(104,978)
Fidelity Freedom 2030	270,912	(205,828)
Fidelity Freedom 2040	9,978	(7,323)
Spartan U.S. Equity Index Fund	539,632	(529,253)
Fidelity Low-Priced Stock Fund	3,352	-
American Funds Growth Fund of America	43,626	-
Oakmark Equity & Income Fund	396,178	-
Oakmark International Fund	2,521	-
Vanguard Intermediate Bond Fund	14,674	-

Total mutual funds	3,915,040	(2,295,092)
First Financial Holdings, Inc. common stock	5,758,950	635,461

Net appreciation of investments	$ 9,673,990	$ (1,659,631)

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost. Interest and dividends are excluded from the above amounts.

Interest and dividends include dividends from investments in Company stock, in the amounts of $684,635 and $630,658 for 2003 and 2002, respectively.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

4.	Nonparticipant-Directed Investments
Significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:
	December 31,

	2003	2002

Net Assets:
Investments:
Common stock	$28,062,182	$ 21,141,286
Cash	836,658	380,742
Contributions receivable	277,959	681,150

	$29,176,799	$ 22,203,178

	Year Ended December 31,

	2003	2002

Changes in Net Assets:
Contributions	$ 1,699,518	$ 1,627,371
Dividends	684,635	630,658
Net appreciation	5,758,950	635,461
Distributions and transfers	(1,057,879)	(3,465,946)
Expenses	(111,603)	(39,600)

	$ 6,973,621	$ (612,056)

The above nonparticipant-directed information includes all funds invested in the First Financial Holdings, Inc. unitized stock fund, which primarily invests in the Company's common stock. These funds include all Company matching contributions, which are required to be invested in Company common stock, as well as non-elective profit sharing and deferrals, which participants chose to invest in the common stock of the Company, and thereafter may not redirect the funds, except upon a one time election after attaining age 50 and 10 years of service.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

5.	Contributions
Company contributions receivable were comprised of the following:
	December 31,

	2003	2002

Match:
3rd quarter	$ -	$ 83,624
4th quarter	264,041	296,297

Non-elective profit share:
3rd quarter	-	410,633
4th quarter	99,709	437,190

	$ 363,750	$ 1,227,744

The total third quarter 2002 match receivable was $296,624. Of this amount $213,000 was funded prior to December 31, 2002. Contributions for the third quarter 2002 were delayed due to transition of services to a new third party administrator and custodian.

6.	Reconciliation of Financial Statements to 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	December 31,

	2003	2002

Net assets available for benefits per the financial
statements	$58,613,306	$45,294,204
Amounts allocated to withdrawing participants	-	(117,961)

Net assets available for benefits per the Form 5500	$58,613,306	$45,176,243

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:
	Year Ended December 31,

	2003	2002

Benefits paid to participants per the financial statements	$ 2,830,216	$ 2,564,930
Add: Amounts allocated to withdrawing participants
at year end	-	117,961
Less: Amounts allocated to withdrawing participants at
beginning of year	(117,961)	(201,785)

Benefits paid to participants per Form 5500	$ 2,712,255	$ 2,481,106

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2003 and 2002

6.	Reconciliation of Financial Statements to 5500 (continued)
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date.
7.	Related Party Transactions

The Plan Trustees select the investment options available to the participants. Matrix initiates transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers. Certificates of deposit are transacted directly with First Federal.

Expenses incurred in connection with the administration of the Plan are paid by the Plan.
8.	Tax Status

The Internal Revenue Service informed the Company by a letter dated February 28, 2002, that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and the Plan and related Trust were thus qualified and exempt from income taxes. Although the Plan was amended and restated effective January 1, 2003, the Plan Trustees, advisor and tax counsel believe the Plan and Trust continue to be designed in accordance with the IRC and are being operated in accordance with their provisions, and thus continue to be qualified and exempt from income taxes.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their 401(k) and profit sharing accounts.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2003

Identity or Issue, Borrower,			Current
Lessor, or Similar Party	Shares/Units/Interest		Value

Cash on deposit with:
Matrix Capital Bank Trust Services	Interest-bearing deposits		$ 1,062,939

Mutual Funds:
Calamos Growth & Income Fund A	40,005	Units	1,791,404
Dodge & Cox Stock Fund	4,139	Units	470,992
Fidelity Value Fund	106,453	Units	6,607,543
Fidelity Freedom Income	7,076	Units	78,477
Fidelity Freedom 2000	5,885	Units	69,327
Fidelity Freedom 2010	45,374	Units	590,775
Fidelity Freedom 2020	81,657	Units	1,063,175
Fidelity Freedom 2030	106,222	Units	1,375,571
Fidelity Freedom 2040	6,130	Units	46,344
Spartan U.S. Equity Index Fund	70,718	Units	2,787,014
Fidelity Low-Priced Stock Fund	2,096	Units	73,307
American Funds Growth Fund of America	25,351	Units	622,108
Oakmark Equity & Income Fund	292,276	Units	6,435,920
Oakmark International Fund	1,868	Units	33,659
Vanguard Intermediate Bond Fund	110,904	Units	1,185,563
Vanguard Money Market	177,360	Units	177,360

Total mutual funds			23,408,539

Certificates of deposit:
First Federal (1)	1.57% - 5.75%		5,081,014

Common stock:
First Financial Holdings, Inc. (1)	897,370	shares	28,062,182

Participant's Loans:
Notes receivable:	7.75% - 12.5%		679,936

	Total assets held for investment purposes		$ 58,294,610

(1)	Parties-in-interest to the Plan.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule H, Line 4j
Reportable Transactions
Year Ended December 31, 2003

			Sales		Net Gain

Identity of Party Involved	Description of Assets	Purchases	Proceeds	Cost(4)	(Loss)(4)

First Federal (1)	Certificates of deposit (2)	$ 1,000,000	$ 1,440,641	$ 1,440,641	$ -
First Financial Holdings, Inc. (1)	Common Stock (3)	$ 2,274,603	$ 1,014,314	$ 946,426	$ 67,888

(1)	Parties-in-interest to the Plan
(2)	Certificates of deposit transactions include rollovers. Earned interest is included in the cost basis.
(3)	Sales of stock include the fair value of stock distributions.
(4)	Cost basis used is market value at beginning of year.

See accompanying report of independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: July 8, 2004	By:	/s/ Susan Baham

Susan Baham
Member of The First Financial Holdings, Inc.
Sharing Thrift Plan Trustees